UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CDEX Inc.
(Name of Issuer)

Class A Common Stock, $.005 par value per share
(Title of Class of Securities)

12507E 201
(CUSIP Number)

Jason Terrell
C/o CDEX Inc.
4555 South Palo Verde Road, Suite 123, Tucson, Arizona
520-745-5172
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 12507E 201	Page 2 of 6

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jason B. Terrell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF, OO (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,592,165 Shares of Class A Common Stock Warrants to purchase 1,000,000 Shares of Class A Common Stock
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,592,165 Shares of Class A Common Stock Warrants to purchase 1,000,000 Shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,592,165 Shares of Class A Common Stock Warrants to purchase 1,000,000 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.5%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
CUSIP No. 12507E 201	Page 3 of 6

ITEM 1.                  SECURITY AND ISSUER

This Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $.005 per share (the “Common Stock”), of CDEX Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 4555 South Palo Verde Road, Suite 123, Tucson, Arizona.

ITEM 2.                  IDENTITY AND BACKGROUND

(a) – (c) This statement is being filed by Jason B. Terrell (the “Reporting Persons”).  The Reporting Person’s address is c/o the Issuer, 4555 South Palo Verde Road, Suite 123, Tucson, Arizona. The Reporting Person is a medical doctor and acts as a consultant to various medical and pharmaceutical companies.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

ITEM 3.                  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Consideration for shares was as follows:

1,000,000 shares and 1,000,000 warrants were issued for a purchase price of $50,000 paid from personal funds of the Reporting Person;

500,000 shares were issued as compensation for services rendered as Medical Director of the Issuer, based on a fair market value of $0.06 per share;

500,000 warrants were issued as compensation for services rendered as Medical Director of the Issuer (such warrants having been subsequently surrendered);

92,165 shares were issued for services as a member of the Issuer’s board of directors, based on a market price of $0.07 per shares;

2,000,000 shares and 1,000,000 warrants were issued for a purchase price of $40,000 plus surrender of 2,000,000 warrants previously issued.

500,000 warrants assigned by an officer of the Issuer as additional consideration for the aforesaid surrender of warrants.

SCHEDULE 13D
CUSIP No. 12507E 201	Page 4 of 6

ITEM 4.   PURPOSE OF TRANSACTION

On October 23, 2012, the Issuer issued warrants to purchase 500,000 shares of Class A common stock to the Reporting Person in exchange for services as the Issuer’s Medical Director.  The warrants were exercisable any time before December 13, 2017 at a strike price of $0.10 per share.

On November 2 and November 21, 2012, respectively, the Issuer issued 1,000,000 shares of Class A common stock and warrants to purchase an additional 1,000,000 shares of Class A common stock, to the Reporting Person for a purchase price of $50,000.  The warrants were exercisable at $0.10 per share.

On December 13, 2012, the Issuer issued 500,000 shares of Class A common stock to the Reporting Person in exchange for services as the Issuer’s Medical Director.  The market price for the shares was $0.06 per share.

On February 21, 2014, the issuer issued 92,165 shares of Class A common stock to the Reporting Person in exchange for services rendered as a member of the Issuer’s board of directors.

On May 1, 2014, the Reporting Person accepted an exchange offer from the Issuer pursuant to which he agreed to exercise warrants to purchase 2,000,000 shares of Class A common stock for an aggregate price of $40,000.  As further consideration for such agreement to exercise such warrants, the Reporting Person received additional warrants to purchase 1,000,000 shares of Class A common stock at any time prior to May 1, 2019 at an exercise price of $0.15 per share.  On May 1, 2014, the Reporting Person also received warrants to purchase an additional 500,000 shares of Class A common stock from an officer of the Issuer.  These warrants are exercisable at any time prior to February 26, 2018 at a price of $0.10 per share.

The Reporting Person evaluates his ownership of securities of the Issuer on an ongoing basis. Factors that may influence the Reporting Person’s actions include, but are not limited to, his views regarding other available investment opportunities, conditions in the securities market, general economic conditions, the Reporting Person’s need for liquidity and other factors that the Reporting Persons may deem relevant from time to time.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.                  INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person holds 3,592,165 shares of Class A common stock and warrants to purchase an additional 1,000,000 shares of Class A common stock which comprise 6.5% of the outstanding Class A common stock in the aggregate.

(b) The Reporting Person has the sole power to vote and to dispose of all of the shares reported herein.

(c) The Reporting Person has not effected any transactions in the Class A common stock of the Issuer during the 60 days preceding the date of this schedule.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Class A common stock reported herein.

(e) Not applicable.

SCHEDULE 13D
CUSIP No. 12507E 201	Page 5 of 6

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the knowledge of the Reporting Person, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreement, puts or call, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.                 MATERIAL TO BE FILED AS EXHIBITS

None.

SCHEDULE 13D
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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2015	Reporting Person:

/s/ Jason B. Terrell